China Life Insurance Company Limited

July 18, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Dear Ms. Suzanne Hayes:

We refer to your letter, dated July 5, 2016, to China Life Insurance Company Limited (the “Company”) containing comments of the staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lin Dairen
Name:	Lin Dairen
Title:	President and Executive Director

July 18, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Dear Ms. Suzanne Hayes:

We refer to your letter, dated July 5, 2016 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-31914) (the “2015 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Item 4.D. Business Overview, page 32

Your disclosure here and elsewhere in the Form 20-F indicates that “as of December 31, 2015” the average guaranteed rate of return of the products you “offered” was 2.53%. Based on your tabular disclosure at the bottom of page 177, it appears, however, that the 2.53% figure represents the guaranteed rate of return for in-force contracts that you sold during multiple years and not just FY2015. Please advise, and confirm that you will revise future filings, as applicable, to clarify what the disclosed percentage represents. Additionally, we refer to your risk factor discussions on pages 2 and 22. Please tell us whether the guaranteed rate of return on products that you marketed and sold during FY2015 and FY2016 (through the date of your Form 20-F filing) differed materially from the disclosed 2.53% rate.

Response:

The Company notes that, as disclosed on page 32 of the 2015 Form 20-F in the front paragraph under “B. Business Overview”, the Company had nearly 216 million individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies in force as of December 31, 2015. The Company further notes that the 2.53% average guaranteed rate of return disclosed on pages 12, 32 and 117 of the 2015 Form 20-F represented the average guaranteed rate of return for all of the Company’s insurance policies in force as of December 31, 2015. The Company confirms that it will disclose in its future Annual Reports on Form 20-F filings the following:

“We had nearly [*] million individual and group life insurance policies, annuity contracts, health insurance and accident insurance policies in force as of December 31, [*]. As of the same date, the average guaranteed rate of return for all of our insurance policies in force was [*]%.”

The Company respectfully notes that, starting with the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, the Company has disclosed in each Annual Report on Form 20-F the average guaranteed rate of return for all of its insurance policies in force as at the end of the corresponding fiscal year. The Company believes that disclosure of the average guaranteed rate of return for all in-force policies provides investors with the most useful disclosure of the guaranteed commitments made under the policies. As disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, the guaranteed rate of return for all of the Company’s insurance policies in force as of December 31, 2014 was 2.49%, and the Company respectfully advises the Staff that the higher rate of 2.53% as of December 31, 2015 was primarily attributable to the higher average guaranteed rates of return for the insurance policies sold by the Company during 2015. The Company confirms that it will disclose the average guaranteed rate of return for all of its insurance policies in force as of December 31, 2016 in the Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com or William Chua in the Hong Kong office of Debevoise & Plimpton at +852 2160 9813 or wychua@debevoise.com.

Very truly yours,

/s/ James C. Scoville
James C. Scoville

Cc:	William Y. Chua

Debevoise & Plimpton

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